07069369

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006.

ROCKWELL COLLINS
Retirement Savings
Plan

Rockwell Collins, Inc.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

52-2314475
(I.R.S. Employer Identification No.)

400 Collins Road NE
Cedar Rapids, Iowa
(Address of principal executive offices)

52498
(Zip Code)

Registrant's telephone number, including area code: (319) 295-6835
(Office of the Corporate Secretary)

Rockwell Collins Retirement Savings Plan

Financial Statements as of and for the Years Ended December 31, 2006 and 2005, Supplemental Schedule as of December 31, 2006 and Report of Independent Registered Public Accounting Firm

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: + 1 612 397 4000
Fax: + 1 612 397 4450
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
Rockwell Collins Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Rockwell Collins Retirement Savings Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 25, 2007

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
NET ASSETS AVAILABLE FOR BENEFITS:		
Investments at fair value:		
Rockwell Collins Defined Contribution Master Trust:		
Participant-directed investments	$ 802,220,149	$ 653,684,173
Partially nonparticipant-directed investments -		
Rockwell Collins, Inc. Common Stock Fund	373,385,898	278,311,729
Participant loan fund	18,237,825	16,604,686
Total investments	1,193,843,872	948,600,588
Prepaid administrative expenses	-	5,714
Total assets	1,193,843,872	948,606,302
LIABILITIES - Accrued expenses	(63,400)	-
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,193,780,472	948,606,302
Adjustment from fair value to contract value for fully benefit responsive investment contracts	1,074,975	1,090,442
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,194,855,447	$ 949,696,744

See notes to financial statements.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS:		
Investment income:		
Plan interest in net investment income of Rockwell Collins Defined Contribution Master Trust	$ 184,832,905	$ 84,097,311
Interest	1,149,494	882,665
Total investment income	185,982,399	84,979,976
Contributions:		
Participants	78,683,014	68,913,735
Employer:		
Matching contributions	38,931,970	35,092,244
Retirement contributions	6,236,579	-
Rollovers (Note 1)	7,040,546	28,720,070
Total contributions	130,892,109	132,726,049
Total additions	316,874,508	217,706,025
DEDUCTIONS:		
Payments to participants or beneficiaries	(70,904,757)	(42,659,823)
Deemed distributions of loan defaults	(628,438)	(724,232)
Administrative expenses	(201,128)	(148,304)
Total deductions	(71,734,323)	(43,532,359)
NET TRANSFERS BETWEEN AFFILIATED PLANS	18,518	241,964
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	245,158,703	174,415,630
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	949,696,744	775,281,114
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 1,194,855,447	$ 949,696,744

See notes to financial statements.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1. DESCRIPTION OF PLAN

This brief description of the Rockwell Collins Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Rockwell Collins, Inc. (the "Company" or the "Plan Administrator") maintains two defined contribution savings plans for the benefit of its employees. The investment assets of these plans are held and administered by the Rockwell Collins Defined Contribution Master Trust (the "Master Trust"). These plans are the Rockwell Collins Retirement Savings Plan and the Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees. Each of the participating plans has an interest in the net assets of the Master Trust and changes therein. The Master Trust provides segregated accounting for each plan and exists primarily to allow a single investment fund for the participants in the common stock of the Company at an administrative cost less than if each plan had a separate fund.

The Plan has a payment option related to the investments in Company stock to reflect an Employee Stock Ownership Plan feature as defined by the Internal Revenue Code ("IRC"). This option allows the participants whose accounts hold shares in the Rockwell Collins Stock Fund to either receive the dividends paid on these shares in cash as taxable compensation or to have the dividends reinvested in the Plan with taxes deferred. Participants are offered the opportunity to elect their choice of treatment regarding dividends paid on Company stock held in the Plan, with dividend reinvestment as the default. Participants may change this election at any time.

General – The Plan is a defined contribution plan sponsored by the Company. Substantially all U.S. based salaried, hourly and certain union employees are eligible to participate in the Plan. The Rockwell Collins Employee Benefit Plan Committee controls and manages the operation and administration of the Plan. The assets are held in custody with Fidelity Management Trust Company (the "Trustee"). The Employee Benefit Plan Committee of the Company selects the investment options available to participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Investment options available to participants to direct the investment of their account balances and future contributions include various mutual funds and the following stock fund specific to the Plan:

- ***Rockwell Collins, Inc. Common Stock Fund*** – Invests principally in the common stock of Rockwell Collins, Inc. and may hold cash. Participants may elect to transfer all or a portion of their balances in Company contributions in the Rockwell Collins, Inc. Common Stock Fund to any of the various mutual fund alternatives at any time.

Certain participants had balances in the following stock funds that are no longer offered effective September 30, 2006 and all remaining balances were transferred to an age appropriate Fidelity Freedom Fund for the participant on that date:

- ***Conexant Companies, Inc. Common Stock Fund*** – Previously invested principally in the common stock of Conexant Systems, Inc. and its subsequent spin-offs and may hold cash.

- ***Rockwell Automation, Inc. Common Stock Fund*** – Previously invested principally in the common stock of Rockwell Automation, Inc. and may hold cash.

Contributions – The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 50% of base compensation. Participant contributions can be made either before, up to IRC specified limits, or after United States federal taxation of a participant's base compensation. However, pre-tax contributions by highly compensated participants are limited to 20% of the participant's base compensation. Participants age 50 and over are allowed to contribute an additional amount as pre-tax catch-up contributions to the Plan, as specified in the IRC.

The Company contributes an amount equal to 75% of the first 8% of base compensation contributed by participants except that the Company contributes an amount equal to 50% of the first 6% of base compensation to participants in the Rockwell Collins Simulation and Training Solutions unit. Company matching contributions are not made on the catch-up contributions discussed above. Participant contributions are allocated according to the fund choices of the participant while Company match contributions are made to the Rockwell Collins, Inc. Common Stock Fund. Participants may elect to transfer all or a portion of their balances in the Rockwell Collins, Inc. Common Stock Fund to any of the available investment alternatives at any time.

Beginning October 1, 2006, the Plan added a Company retirement contribution. The Company retirement contribution is calculated as a percentage of eligible compensation based on points corresponding to age plus years and months of credited service as follows:

Points	Contribution %
0 - 34	0.5 %
35 - 44	1.0 %
45 - 54	2.0 %
55 - 64	3.5 %
65 - 74	5.0 %
75 & over	6.0 %

Company retirement contributions are invested in the same fund choices, and in the same percentages, as the Participant's contributions to the Plan.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, the Company retirement contribution and an allocation of Plan earnings. Each participant's account is charged with withdrawals, directly attributable expenses (such as loan fees) and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Elections – Participants may elect to have participant contributions made to any of the funds that are available to participant contributions in 1% increments. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions will be made to the Fidelity Freedom Fund closest to the date the participant reaches age 65.

Unit Values – Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in Rockwell Collins, Inc. common stock held in the Rockwell Collins, Inc. Common Stock Fund. Participants' accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.

Vesting – Each participant is fully vested at all times in the portion of a participant's account that relates to the participant's contributions and earnings thereon. Vesting in the Company contribution portion of participant accounts plus actual earnings thereon is based on years of vested service. A participant is 100% vested after three years of vested service or when the participant reaches age 55. Until a participant reaches three years of vesting service or age 55, the participant is not vested in amounts related to Company contributions.

Participant Loans – Loans may be obtained from the balance of a participant's account in amounts not less than $1,000 and not greater than the lesser of $50,000 reduced by the participant's highest outstanding loan balance during the 12 month period before the date of the loan or 50% of the participant's vested account balance less any outstanding loans. Participants may have up to two outstanding loans at a time. Loans are collateralized by the remaining balance in the participants' account. Interest is charged at a rate equal to the prime rate plus 1% at time of loan origination. Loan repayments of principal and interest are collected through payroll deductions over terms of 12, 24, 36, 48, and 60 months or up to 120 months for the purchase of a primary residence, or repaid in full at any time. Payments of principal and interest are credited to the participant's account.

The Plan has loans outstanding with terms that differ from those above as a result of previous acquisitions of the Company that had 401(k) plans that were merged into the Plan. Such loans will continue under their terms until repaid

Rollovers – Under ERISA rules, participants may rollover their 401(k) balances from a previous employer. In 2005, participants were provided an opportunity for a simplified paperless rollover of their 401(k) balances from the Rockwell International Retirement Savings Plan that existed prior to the spin-off of the Company from Rockwell International Corporation, into their Rockwell Collins Retirement Savings Plan account. This rollover opportunity was provided only to those persons who were formerly employed by Rockwell International Corporation and continued uninterrupted employment with the Company. The Plan received rollovers of $23,753,508 in 2005 related to this provision.

Payment of Benefits – Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2 or is able to demonstrate financial hardship. Participant vested amounts are payable upon retirement, death or other termination of employment.

Upon retirement or termination after reaching age 55, participants may elect to receive the vested portion of their account balance (employee and Company contributions) in the form of a lump sum or in annual installment payments for up to 10 years, subject to the distribution rules of the IRC.

Upon termination of employment other than retirement prior to reaching age 55, participants may receive the vested portion of their account balance (employee and Company contributions) in the form of a lump sum, subject to the distribution rules of the IRC or the balance may remain in the Plan without further contributions.

Forfeited Accounts – The non-vested portion of a participant's account is forfeited when certain terminations described in the Plan occur. Forfeitures remain in the Plan and are used to reduce the Company's contributions to the Plan. The Plan contains specific break in service provisions that enable a participant's account to be restored upon re-employment and fulfillment of certain requirements. At December 31, 2006 and 2005, forfeited nonvested accounts totaled $129,942 and $168,544, respectively. During the years ended December 31, 2006 and 2005, Company contributions were reduced by $332,345 and $144,655, respectively, from forfeited nonvested accounts.

Plan Termination – Although the Company has not expressed any current intent to terminate the Plan, the Company has the authority to terminate or modify the Plan or suspend contributions to the Plan in accordance with ERISA. In the event that the Plan is terminated, each participant's Company contribution account will be fully vested. Benefits under the Plan will be provided solely from the Plan assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – Estimates and assumptions made by the Plan's management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to the Plan net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition – The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market pries, which represent the net asset value of shares held by the Plan at year end. Common stock is valued at quoted market prices. Common collective trust funds are stated at fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments, which are generally readily marketable. Common collective trust funds with underlying investments in investment contracts are valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value for those investment contracts that are fully benefit-responsive. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date.

Adoption of New Accounting Guidance – The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment for fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP.

Administrative Expenses – Administrative expenses of the Plan are paid by the Plan as provided in the Plan document. Expenses are allocated to the participants as a percentage of their account balance.

Payment of Benefits – Benefit payments are recorded when paid. There were no account balances of persons who have elected to withdraw from the Plan but have not been paid at December 31, 2006 and 2005.

Net Transfers Between Affiliated Plans – Along with this Plan, the Company also sponsors a 401(k) plan for bargaining unit employees. If employees change their status between bargaining unit and nonbargaining unit during the year, their account balances are transferred into the corresponding plan. For the years ended December 31, 2006 and 2005, net transfers between affiliated Plans were $18,518 and $241,964, respectively.

3. DEFINED CONTRIBUTION MASTER TRUST

As of December 31, 2006 and 2005, the Plan's investment assets, with the exception of the Participant Loan Fund, are held in the Master Trust account at the Trustee. This Plan participates in the Master Trust along with the Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees (collectively, the "participating plans"). Each of the participating plans has an interest in the net assets of the Master Trust and changes therein. The Trustee maintains supporting records for the purpose of allocating the net assets and net gain or loss of the investment accounts to each of the participating plans.

The Master Trust investments are valued at fair value at the end of each day.

The net earnings or loss of the accounts for each day are allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

The net assets of the Master Trust at December 31, 2006 and 2005 consisted of the following:

	2006	2005
Mutual funds	$ 667,617,426	$462,999,426
Rockwell Collins, Inc. Common Stock Fund	385,332,007	286,601,103
Common collective trust funds	165,739,994	149,139,099
Equity investments	-	65,861,842
Total assets at fair value	1,218,689,427	964,601,470
Adjustment from fair value to contract value for fully benefit responsive investment contracts	1,124,558	1,134,380
Net assets	$1,219,813,985	$965,735,850
Plan's interest in Master Trust net assets, at fair value	$1,175,606,047	$931,995,902
Plan's percentage interest in Master Trust net assets, at fair value	96.5 %	96.6 %

The net investment income of the Master Trust for the years ended December 31, 2006 and 2005 consisted of the following:

	2006	2005
Net appreciation of investments:		
Rockwell Collins, Inc. Common Stock Fund	$102,249,066	$ 40,241,856
Mutual funds	38,189,059	11,911,325
Common collective trust funds	8,704,389	2,348,965
Equity investments	(1,112,113)	9,539,281
Net appreciation	148,030,401	64,041,427
Interest and dividends	43,160,406	22,600,915
Net investment income	$191,190,807	$ 86,642,342

The Master Trust's investments at fair value which exceeded 5% of Master Trust net assets as of December 31, 2006 and 2005 were as follows:

Description of Investment	2006	2005
Rockwell Collins, Inc. Common Stock Fund*	$385,332,007	$286,601,103
Fidelity Dividend Growth Fund*	141,513,789	120,372,269
Fidelity Managed Income Portfolio II Fund*	100,782,236	95,405,123
Fidelity Mid-Cap Stock Fund*	91,684,346	69,324,180
Fidelity U.S. Equity Index Commingled Pool*	64,957,758	53,733,977
Rockwell Automation, Inc. Common Stock Fund	-	61,590,464

*Represents a party-in-interest to the Master Trust.

Information about the net assets and the significant components of the changes in net assets relating to the partially nonparticipant-directed investments held in the Master Trust as of December 31, 2006 and 2005, and for the years then ended, is as follows:

	2006	2005
Net Assets:		
Rockwell Collins, Inc. Common Stock Fund - Beginning of year	$ 286,601,103	$ 226,619,687
Change in Net Assets:		
Net appreciation (depreciation) in fair value of investments	102,249,066	40,241,856
Dividends	3,624,055	2,794,142
Contributions	65,481,247	63,311,234
Benefit payments	(72,472,729)	(46,307,692)
Transfers to participant-directed investments	(150,735)	(58,124)
Net change	98,730,904	59,981,416
Rockwell Collins, Inc. Common Stock Fund - End of year	$ 385,332,007	$ 286,601,103

4. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 22, 2002, that the Plan and the related trust are designed in accordance with applicable sections of the IRC. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable provisions of the IRC and the related trust continues to be tax exempt. As a result, no provision for income taxes has been included in the Plan's financial statements.

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

As described in Note 1, the Plan invests in common stock of the Company.

Certain Plan investments are managed by the Trustee and these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each investment fund.

* * * *

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2006

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
Fidelity Management Trust Company*	Rockwell Collins Defined Contribution Master Trust	$ 1,175,606,047
Various participants*	Participant loans; prime rate plus 1%, (5.0% - 10.5%) due 2007 to 2016	18,237,825
Total assets held for investment purposes		$ 1,193,843,872

*Represents a party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

S E Wood Date: 6/21/07

Samuel E. Wood III
Plan Administrator

Marsha A. Schulte Date: 6/26/07

Marsha A. Schulte
Vice President, Finance & Controller

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: + 1 612 397 4000
Fax: + 1 612 397 4450
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-63100 and 333-102047 on Form S-8 of our report dated June 25, 2007, relating to the financial statements and supplemental schedule of the Rockwell Collins Retirement Savings Plan, appearing in this Annual Report on Form 11-K of Rockwell Collins Retirement Savings Plan for the year ended December 31, 2006.

Deloitte + Touche LLP

June 25, 2007

END